Exhibit 99.1

DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

February 16, 2016
Linn Energy LLC
JP Morgan Chase Tower
600 Travis, Suite 5100
Houston, Texas 77002
Ladies and Gentlemen:
Pursuant to your request, we have prepared estimates of the extent and value of the net proved developed oil and condensate, natural gas liquids (NGL), and gas reserves, as of December 31, 2015, of certain selected properties in which Berry Petroleum Company, LLC (Berry), a wholly owned subsidiary of Linn Energy LLC (Linn), has represented that it owns an interest. This evaluation was completed on February 16, 2016. Berry has represented that these properties account for 100 percent of Berry’s net proved reserves as of December 31, 2015. The properties are located in California, Colorado, Kansas, Oklahoma, Texas, and Utah. The net proved reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S‑K and is to be used for inclusion in certain SEC filings by Berry.
Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2015. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Berry after deducting all interests owned by others.
Estimates of oil and condensate, NGL, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such

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estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.
Data used in this evaluation were obtained from reviews with Berry personnel, from Berry files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Berry with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.
Methodology and Procedures
Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.
Based on the current stage of field development, production performance, the development plans provided by Berry, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.
For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production‑decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.
In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

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Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit and at the legal pressure base of the state in which the interest is located. Gas quantities included herein are expressed in thousands of cubic feet (Mcf). Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves are those attributed to the leasehold interests according to processing agreements. Oil and condensate and NGL reserves included in this report are expressed in terms of barrels (bbl) representing 42 United States gallons per barrel.
Definition of Reserves
Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:
Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

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(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.
(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered

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by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.
Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:
(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.
(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a)

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Definitions], or by other evidence using reliable technology establishing reasonable certainty.
The development status shown herein represents the status applicable on December 31, 2015. In the preparation of this study, data available from wells drilled on the evaluated properties through December 31, 2015, were used in estimating gross ultimate recovery. When applicable, gross production estimated through December 31, 2015, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves. In some fields this required that the production rates be estimated for up to 1 month, since production data from certain properties were available only through November 2015.
Our estimates of Berry’s net proved developed reserves attributable to the reviewed properties are based on the definition of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and millions of cubic feet of gas equivalent (MMcfe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2015
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)	Gas Equivalent (MMcfe)

Proved
Developed Producing	68,882	16,748	374,272	888,054
Developed Nonproducing	25,010	205	13,576	164,865

Total Proved	93,892	16,953	387,848	1,052,919

Note: Liquids are converted to gas equivalent using an energy equivalent factor of 1 barrel of liquids to 6,000 cubic feet of gas equivalent.
Primary Economic Assumptions
Values of proved reserves in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, a net profits interest owned by others, capital costs, and abandonment costs, net of salvage where applicable, from the future gross revenue. Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income taxes were

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not taken into account in the preparation of these estimates. Present worth of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.
Revenue values in this report were estimated using the initial prices and expenses provided by Berry. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The assumptions used for estimating future prices and expenses are as follows:
Oil and Condensate and NGL Prices
Oil and condensate and NGL prices were calculated using specified differentials for each lease supplied by Berry to a price of $50.16 per barrel. No escalation was applied to the prices. The West Texas Intermediate Cushing price of $50.16 per barrel is the 12‑month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12‑month period prior to the end of the reporting period. The volume-weighted average price over the lives of the properties was $45.04 per barrel for oil and condensate and $18.69 per barrel for NGL.
Gas Prices
Gas prices were calculated using specified differentials for each lease supplied by Berry to a Henry Hub price of $2.59 per million British thermal units (MMBtu). No escalation was applied to the prices. The Henry Hub gas price of $2.59 per MMBtu is the 12‑month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12‑month period prior to the end of the reporting period. British thermal unit factors were supplied by Berry and used to convert prices from $/MMBtu to dollars per thousand cubic feet. The volume-weighted average price over the lives of the properties was $2.423 per thousand cubic feet.

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Production and Ad Valorem Taxes
Production taxes were calculated using the tax rates for each state in which the reserves are located, including, where appropriate, abatements for enhanced recovery programs. Ad valorem taxes were calculated using rates provided by Berry based on recent payments.
Operating Expenses, Capital Costs, and Abandonment Costs
Operating expenses and capital costs, based on information provided by Berry, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. Operating expenses include the deduction of a net profits interest owned by others. Abandonment costs, net of salvage where applicable, were provided by Berry for all properties. These costs were not escalated for inflation. Net profits expenses were calculated for certain properties.
The estimated future revenue and costs attributable to the production and sale of Berry’s net proved developed reserves, as of December 31, 2015, of the properties reviewed under the aforementioned assumptions concerning future prices and costs are summarized in thousands of dollars (M$) as follows:

	Proved
	Developed Producing (M$)	Developed Nonproducing (M$)	Total Proved (M$)

Future Gross Revenue	4,244,383	1,241,116	5,485,499
Production and Ad Valorem Taxes	418,466	117,174	535,640
Operating Expenses	2,306,271	616,504	2,922,775
Net Profits Expenses	1,600	0	1,600
Capital Costs	44,646	112,761	157,407
Abandonment Costs	143,485	31,419	174,904
Future Net Revenue	1,329,915	363,258	1,693,173
Present Worth at 10 Percent	814,588	180,784	995,372

Note: Future income taxes have not been taken into account in the preparation of these estimates.

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While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2015, estimated oil and gas reserves.
In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil and condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932‑235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932‑235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed reserves are not presented at the beginning of the year.
To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

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DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Berry. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Berry. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

/s/ DeGOLYER and MacNAUGHTON
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Gregory K. Graves
Gregory K. Graves, P.E. Senior Vice President DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Gregory K. Graves, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Linn dated

February 16, 2016, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.
That I attended the University of Texas at Austin, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1984; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 31 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Gregory K. Graves
Gregory K. Graves, P.E. Senior Vice President DeGolyer and MacNaughton

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